
WILD TONIC
WOMAN
OWNED
BREWERY
WILD TONIC
SPARKLING JUN
Blueberry
Basil
WILD TONIC
SPARKLING JUN
Orange Dream
WILD
TONIC
HARD JUN
Mango
Ginger

INVEST IN **WILD TONIC**

BEE Empowered! Wild Tonic: Artisanal Jun - A Beverage Line That Delivers Clean and RAW Energy!

wildtonic.com   Cottonwood, AZ

Highlights

1. Nothing like it. #1 Jun. #6 in Natural Channel, #14 in Conventional Channel in kombucha category.
2. Company-owned equipment has potential to scale to $50M in annualized revenue.
3. Award-winning, 22 million units sold. $34 MM cumulative revenue. Potential to disrupt industry.
4. Nationwide distribution, e.g., Whole Foods, Natural Grocers - soon Costco - among many others.
5. Three product lines of Jun in unique flavors: non-alcohol, hard Jun and mocktails. No vinegar bite!
6. Loved by athletes, including Olympians, MLB World Champions, and other sports teams. NSF certified.
7. $10+M spent on equipment; full quality control on every bottle and can sold.
8. Beautiful stand out blue bottles and cans with Sedona-inspired branding.

Featured Investor



Barbara Timm Brock

Syndicate Lead

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Invested $6,000

Multi-industry COO, President, CEO and strategist building high growth, scalable businesses, Private & Public • Passionate about Strategy, Operations, Transformation, Climate • P&L Leader • Technology Innovator

"I'm pleased to serve as lead investor for Wild Tonic's crowdfunding campaign on WeFunder. Founder Holly Skaggs has built a mission- and people-centered company with premium products at the core. I support companies committed to sustainability, people, and the environment. Wild Tonic fits this perfectly. More bees please! I am a fan and customer of their delicious, organic, herbal tonics and low alcohol beverages that use green tea and honey to make "jun", a rare cousin of kombucha (but without the sour bite). I also appreciate that Wild Tonic beverages are loaded with prebiotics, probiotics, and antioxidants. After meeting the entire team at their first class brewing and distribution facilities near Sedona AZ, I also became a fan of their people and culture. Holly's principled leadership deeply resonates with me. While I cannot endorse or provide opinions on the investment opportunity itself, I'm impressed not only by the product quality, but also by Wild Tonic's commitment to sustainable practices and fostering a positive work culture. I can't wait for the team's next innovations!"

Our Team



Holly Skaggs Founder, CEO

Built a world-class brewery and created 3 award-winning lines of Wild Tonic - traditional, hard Jun and mocktails. Grew the company to national prominence as the leading Jun brand with thousands of points of distribution.



Danusia Szumowski VP, Business Development and Strategic Partnerships

As the head of a consulting firm, worked with 100+ companies world-wide in product development and commercialization. As lead with a filtered water company, landed accounts with major Silicon Valley accounts, including Google. She is also a winemaker.



James Sanders Production Systems Director

With over 28 years in beverage alcohol, Jim has directed operations and provided support for small craft breweries up to industrial-scale distilleries. Oversaw production operations the Wild Turkey Distillery.



Al Alsedek Operations Manager

Al has extensive experience in Operations Management and Facility Management. A management professional with more than 30 years' experience in mechanical, electrical and brewing process equipment.



Raven Deidrich Manager, Marketing and Sales

One of the first employees, Raven has developed a passion for driving business growth through sales and marketing strategies. She's seen the company go from 5 local accounts to national distribution - contributing to the success through her diligence.



Robert Fascia Sales Advisor

Rob has spent over two decades in senior merchandising roles at key national retailers including managing over $2 billion dollars in topline assets. He has built successful multi-channel pricing and sales strategies with a history of driving results.



Tommy Renda Sales Advisor

Tommy specializes in developing market share through placements in Conventional grocery chains and UNFI/KeHE distribution. Spent a decade with Safeway managing categories in Frozen, Dairy and Produce - he's an expert in refrigerated commodities.



Jennifer Thompson Controller

Jennifer is a CPA and has been working with the company since 2017. She helps with ensuring the financial data is accurate and controls are in place to keep the company in compliance with rules and regulations of the industry & state/federal agencies.

Why Invest in Wild Tonic?


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THE MAGIAL PROCESS OF MAKING JUN NEAR SEDONA, ARIZONA

Welcome to Wild Tonic, a **woman-owned and led company**, where we craft exquisite Jun in three vibrant forms: traditional non-alcohol, hard Jun blends and refreshing mocktails. Born in the breathtaking landscapes of Arizona—Wild Tonic is a one-of-a-kind line of beverages that are not only delicious but nourish your body with every sip that is **infused with the magic of Sedona**.

Said to have originated in Tibet thousands of years ago, **Jun was cherished for its remarkable health benefits**. This time-honored brew—crafted with organic honey and brewed with green tea—forms the foundation of our **three distinctive product lines**. Each batch captures the vibrant energy of Sedona's mystical mountains and spiritual vortexes, imbued with the region's renowned healing properties. **What we craft is more than a beverage—it's a revitalizing experience born from the soul of Sedona. Wild Tonic's unique Jun is crafted to fuel you with raw, clean energy.** But before we delve into the wonder of Jun, let us introduce you to the visionary behind Wild Tonic.


FOUNDER'S STORY

Meet Holly Skaggs, the visionary artist and CEO of Wild Tonic, proudly leading a **woman-owned and led company**. A graduate of the Rhode Island School of Design, Holly is not only a talented painter but also a master of the ancient art of encaustic painting, where beeswax serves as her medium—an age-old tradition spanning thousands of years.


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Inspired by the ancient Tibetan legend of Jun, Holly embraced its unique fermentation process, using organic honey instead of sugar, and green tea instead of black tea, setting her creation apart from traditional kombucha. **Using only organic ingredients**, she created a great tasting Jun —right from her kitchen.

As the first to introduce Jun to the national market, Holly went on to pioneer hard Jun versions as well as a line of Jun-based mocktails that combine flavor with function, embodying the values of the Sober Curious movement and offering a healthier alternative for modern lifestyles.


THE WILD TONIC LINE-UP
Disrupting Large Beverage Manufacturers

Wild Tonic doesn't just craft Jun—**we create three lines of ultra-premium Jun** that redefine the standard for beverages and set us apart from traditional and hard kombuchas as well as other mocktails. **We're looking to disrupt large beverage manufacturers that are not committed to organic and provide limited or no "better-for-you" options.**


Meet the Wild Tonic Family
5.6% Hard Jun Signature Flavors
The Wanderer Series: Jun Mocktails
8% Hard Jun
Traditional Jun – Premium Cobalt Glass
Traditional Jun – 12 oz Slim Cans

As pioneers of the emerging Jun category, Wild Tonic proudly holds the **#1 Jun brand title in the U.S.**, reflecting both the uniqueness and strong consumer appeal of our products. Our dedication to quality and taste extends across our non-alcohol, hard Jun, and mocktail lines, each **earning numerous awards for their innovative craftsmanship and standout flavors.**

The Legacy Series, **our non-alcohol line**, is rich in prebiotics, probiotics, and antioxidants, making it a gut-friendly choice that **fuels energy, promotes digestion in addition to well-being while delighting the senses.** For those seeking options with a buzz, our award-winning **hard Jun** delivers the same exceptional quality with light, refreshing flavors in 4%, 5.6%, and 8% ABV versions. Meanwhile, our **award-winning mocktails** offer sophisticated, alcohol-free, cocktail-inspired flavors that are perfect for any time of day.




INGREDIENTS WITH BENEFITS

NSF certified, our traditional Wild Tonic is loved for its pure energy boost - raw and alive with the vitality to fuel any adventure. **Fans of all ages, including athletes, value the benefits of drinking Wild Tonic, including Olympic athletes and a range of well-known sports teams.**

While Wild Tonic cannot make specific health claims, we have crafted **our products to contain ingredients that are known to provide benefits to gut health, immune function, and energy levels** given our premium ingredients of organic green tea, honey as well as our fermentation process which enhances the benefits of these two superfoods.

1. **Rich in Antioxidants**: Green tea is well-known for its high levels of catechins, a type of antioxidant that helps reduce inflammation, fight free radicals, and protect cells from damage. These antioxidants can help promote overall health and reduce the risk of chronic diseases.
2. **Supports Digestive Health**: Like kombucha, Jun is a probiotic-rich beverage. The fermentation process creates beneficial bacteria and yeast (probiotics) that support gut health by maintaining a balanced microbiome. A healthy gut contributes to improved digestion, better nutrient absorption, and enhanced immune function.
3. **Boosts Immune System**: Honey, especially when raw and organic, contains natural antimicrobial properties and antioxidants that can help support the immune system. The combination of probiotics from fermentation and the benefits of naturally pre-biotic honey can enhance overall immunity.

4. **Natural Energy Booster**: Green tea contains a moderate amount of caffeine and L-theanine, which provides a gentle, sustained energy boost without the jitters often associated with coffee. L-theanine also promotes relaxation and focus, leading to better mental clarity.

5. **Promotes Weight Management**: Green tea has been linked to increased metabolism and fat oxidation, which can support weight management when combined with a balanced diet and active lifestyle.

6. **Anti-Inflammatory Properties**: Both honey and green tea have anti-inflammatory effects, which can help reduce inflammation in the body, promoting overall well-being and potentially lowering the risk of chronic conditions like heart disease and arthritis.

7. **Gut-Friendly Prebiotics and Probiotics**: In addition to probiotics, Jun contains prebiotics from the honey which feed the good bacteria in the gut, further supporting digestive health and balance.

8. **Supports Heart Health**: The antioxidants in green tea, particularly catechins, have been shown to improve heart health by lowering LDL (bad) cholesterol levels and improving blood vessel function, reducing the risk of heart disease.


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Kombucha
BLACKBERRY MINT
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JUN
BLUEBERRY BASIL
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JUN
RASPBERRY GOJI ROSE

MANUFACTURING OUR PRODUCT: QUALITY IS KEY

Wild Tonic has invested millions in state-of-the-art equipment, resulting in a brewery with the **capacity to scale to $50MM+ in annual revenue**. While that level of revenue isn't guaranteed, the infrastructure is in place, and we are ready to grow with the flick of a switch. Every bottle and can are **meticulously produced and filled onsite**, giving us complete control over quality from start to finish with our state-of-the-art manufacturing equipment.



In a unique moment, **monks from Tibet** recently visited the facility, blessing every corner of the production space. Their sacred ceremony was intended to infuse the brewing process with a deeper spiritual connection, adding another layer of intention and care to the creation of all three lines of Wild Tonic.

From sourcing the finest organic ingredients to carefully nurturing each Symbiotic Culture of Bacteria and Yeast (SCOBY), **every step in the process is carried out with intention** and a commitment to crafting the finest product possible.




SUSTAINABLE SOURCING, ETHICAL PRACTICES

Behind every bottle and can of Wild Tonic is a deep commitment to quality, sustainability and ethical practices. For example, the organic honey used in every batch is ethically sourced from trusted community groups in Brazil. Each day the team works to ensure that **all ingredients are not only ethically sourced, but environmentally responsible and high quality**. This mindful approach touches every aspect of production, from selecting the best honey farms to carefully nurturing the original SCOBY culture at the heart of our brewing process.



By **partnering with trusted community groups and sustainable beekeepers**, Wild Tonic is not just crafting Jun—we're supporting a thriving ecosystem. In our continued commitment to sustainability, Wild Tonic is partnering with a local leader in sustainable practices to explore new ways of achieving **carbon neutrality**. The company is not just building a brand—**we're laying the groundwork for a legacy of positive change** that includes a steadfast dedication to environmental stewardship, sustainability, and community well-being.


TRUE INNOVATION: THE JUN DIFFERENCE

Jun stands apart from kombucha through two key differences: its use of **green tea and organic honey** during fermentation, and our unique SCOBY (Symbiotic Culture of Bacteria and Yeast). Unlike kombucha, which is traditionally brewed with black tea and cane sugar, **Jun's use of organic honey and green tea gives it a smoother taste profile**, free of the sharp vinegar bite that is found in kombucha. This results in a more refined and approachable drink that appeals to a wider range of palates, making Jun a more pleasant experience **without the tangy sharpness** that can be polarizing for many consumers. With **honey being 20 times more expensive than sugar**, and the commitment to use organic ingredients, Wild Tonic is a premium beverage that proudly stands out from Kombucha in more ways than one.

OUR PACKAGING: DISRUPTIVE AND EYE-CATCHING

In retail, **captivating packaging** is key to standing out, and Wild Tonic's distinctive branding does just that. Amidst the crowded landscape of kombucha and functional beverages, our signature cobalt blue glass bottles and eye-catching labels on both bottles and cans make a memorable impression. **Inspired by the wisdom of bees**, the blue in our design reflects their favorite flower color, symbolizing our commitment to nature and drawing customers in at first glance. With a recent brand refresh, Wild Tonic's packaging now evokes the awe-inspiring beauty of **Sedona's red rocks and blue skies, further enhanced by our golden logo and cap**, representing the golden essence of honey. This thoughtful design, along with premium details, ensures that Wild Tonic stands out on the shelf, embodying natural beauty, quality, and a **premium presence that sets us apart from competitors**.

STAY COOL
KEEP REFRIGERATED

BEE EMPOWERED!

WILD TONIC®

SPARKLING JUN

CLEAN · RAW · ENERGY

Blueberry Basil

Bee wild inside.

Sustainably Brewed, Fermented & Bottled IN ARIZONA

8 10029 09016 2

NONTAXABLE UNDER SECTION 5051 I.R.C.

ORGANIC HONEY & GREEN TEA

NATURALLY PROBIOTIC

12 FL OZ (355ML)

USDA ORGANIC

GLUTEN FREE

WOMEN OWNED

GUT HEALTH SHOULD TASTE GREAT

GREEN TEA SUPERFOODS & HONEY

WE SUPPORT BEES

NSF

GMP FOR SPORT Registered

Less than 1% Juice

Nutrition Facts

Serving size	1 Can
Amount per serving	
Calories	**70**
	% Daily Value
Total Fat 0g	0%
Sodium 0mg	0%
Total Carbohydrate 18g	7%
Total Sugars 17g	
Includes 17g Added Sugars	34%
Protein 0g	

Not a significant source of saturated fat, trans fat, cholesterol, dietary fiber, vitamin D, calcium, iron or potassium.

INGREDIENTS: Filtered Water, Honey,* Tea,* Blueberry Juice Concentrate,* Basil,* Natural Blueberry Flavor,* Basil Essence,* Raw Jun Culture.* (*Organic and Non-GMO ingredients)

Sustainably Brewed, Fermented & Bottled by Good Omen Bottling, LLC Cottonwood, AZ 86326 wildtonic.com Certified Organic by QAI

NOTICE: Due to natural fermentation, this product contains trace amounts of alcohol and cultures, which are normal. If you are pregnant or nursing please consult with your physician before consuming.

RAW · LIVE · PROBIOTIC · DO NOT SHAKE

LEAVE NOTHING BUT FOOTPRINTS

Spill the tea @DRINKWILDTONIC


WHAT'S IN THE WORKS?

Owning our equipment has empowered Wild Tonic to continually innovate and diversify its product offerings. With three distinct product lines, we're always looking for ways to extend the benefits of Jun to other beverage ideas.


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Seasonal offerings with mouth-watering flavors provide unique, limited-edition options that keep customers coming back for more. We're very excited about the launch of **shelf-stable mocktails** in traditional cocktail-inspired flavors with a twist. In addition, we're exploring **Jun-based energy drinks** at the request of some of the professional sports teams that enjoy our products - and that's just a sneak peek of some of the innovation in the works.

BUZZ-WORTHY ACHIEVEMENTS

Wild Tonic is not only the **#1 Jun brand in the U.S., but also holds impressive industry rankings. According to SPINS Data, the gold standard in food and beverage analytics, Wild Tonic ranks #6 in the Kombucha category and #14 overall in conventional and mass market segments using Kombucha category data.** This success is driven by genuine consumer appreciation and organic growth, achieved with minimal paid marketing efforts—highlighting the immense potential for even greater growth with increased marketing and influencer campaigns.

Were also proud of the fact that Wild Tonic is gaining momentum in the sports world as a go-to beverage for top teams, including Major League Baseball clubs. NSF certification ensures that Wild Tonic meets the highest standards of quality and safety, making it a trusted choice for athletes. Our unique, honey-brewed Jun offers refreshing hydration and natural energy, which are winning fans both on and off the field. As more teams discover Wild Tonic, we're proud to support athletes with a beverage as clean and high-performing as they are.

Wild Tonic has also garnered numerous prestigious awards, including Beverage Industry's "Innovation of the Year" at its launch and a gold medal at the U.S. Open Beverage Championship for the Mango Ginger flavor of hard Jun. Recent accolades include Best Organic Alcoholic Beverage in the 2023 Best of Arizona Awards, Tasting Table's ranking of Wild Tonic mocktails as #1, and Google Trends naming them the most popular mocktail in Arizona.


THE MOST POPULAR
Canned Mocktail
IN EVERY U.S. STATE
Based on Google Trends Search Data Over the Past 12 Months


MARKET OPPORTUNITIES

While market dynamics can change, we believe that Wild Tonic is well-positioned across four major high-growth market segments:

- **Kombucha Market**: Valued at **$2.6 billion** with a **CAGR of 15.6%** through 2030, Wild Tonic is a standout in the broader kombucha market, holding the prestigious **#6 spot** in the natural kombucha category and **#14 overall** according to SPINS Data.
- **Functional Beverage Market**: Valued at **$213.74 billion with a CAGR of 7.45%** through 2030, the functional beverage market is driven by increasing demand for health-focused products. Wild Tonic's Jun beverages, rich in prebiotics, probiotics, and antioxidants, are well-positioned to capture consumer interest in wellness, digestive health, and immunity support.
- **Hard Kombucha Market**: Growing consumer demand for low-ABV, health-focused beverages have driven this market to **$59.7 million** in 2022, with a **CAGR of 23.5%** through 2030. Wild Tonic's hard Jun is well-positioned to capture this rising demand.
- **Mocktail Market**: Driven by the **Sober Curious** movement, the global market for ready-to-drink mocktails is forecast to grow by **$9.4 billion** with a **CAGR of 9.6%** through 2028, offering significant potential for Wild Tonic's Wanderer Series.

Based on the opportunities above - while we can't predict outcomes - imagine - just 1% of the kombucha market - that's $26MM - and that's just a slice of the opportunities before us.


BUZZING WITH SUCCESS: OUR TRACTION IN THE MARKET

With company-owned, state-of-the-art equipment capable of scaling to $50 million in annual revenue, we believe Wild Tonic is capable of rapid growth. The current focus is on expanding sales, fueling marketing, and fulfilling large orders. **We've laid the groundwork.** Over the last few years, Wild Tonic reduced COGS by 40%, saving over $1 million annually by sourcing key supplies like bottles and honey from new partners and cutting bottle costs by more than 50%. Additional operational savings were achieved through a company-wide review of all expenses.

Partnerships with distributors like UNFI and KeHE have expanded Wild Tonic's reach, leading to over **22 million bottles and cans sold through 6,800 distribution points**. Chains like Whole Foods and Natural Grocers provide a solid foundation of revenue, along with many other retailers across the nation. Add that to the placement of **Wild Tonic in Costco stores in SoCal in Q1 2025**, and you can see we're making solid progress to build sales. We're thinking big - international expansion is planned for **Canada, Mexico, and Asia** driven by consumer demand.


National Distribution
Available in all 50 States!
Distributed in Natural and Conventional Channels!
WHOLE FOODS MARKET
NATURAL GROCERS good4u
THE FRESH MARKET
EREWHON
Raley's
BUSCH'S
MARKET OF CHOICE
National Co+op Grocers
Nugget MARKETS
MOLLIE STONE'S MARKETS
TOWN&COUNTRY
EARTH FARE
Gelson's
ROSAUERS SUPERMARKETS
infra
Bashas'
HARMONS

Wild Tonic is also exploring new channels, including **Food Service and Convenience**, while expanding in bars, restaurants, stadiums, and beyond. We're queued up to talk to retailers like Safeway / Albertsons, Publix, Kroger and Target, among others, with the goal of solidifying our Conventional Channel retailer base as well as continually growing our presence in the **Natural Channel where we can be found in over 60% of retailers**. With alcohol sales recovering post-COVID and the launch of shelf-stable mocktails on the horizon, we believe that investment in sales and marketing could drive further growth in all three of our high-potential product lines.


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Erewhon - Calabasas
Natural Grocers – Denver
Nugget Market – El Dorado Hills

Our plans for growth don't stop there. Wild Tonic's new **direct-to-consumer program** includes a subscription model for regular deliveries. The company is developing shelf-stable mocktail lines, eliminating refrigeration needs for added accessibility. Collaborations with national sports clubs and NSF certification allow Wild Tonic to supply professional sports teams nationwide. With products already in major league MLB clubhouses, including the LA Dodgers, Wild Tonic's momentum in the sports world is just beginning.

Bottom line - backed by distinctive branding, uncompromising quality, and an exceptional taste profile, **Wild Tonic is positioned to be a dominant force** in the booming functional beverage market—including the rapidly expanding hard kombucha and mocktail segments. Again, while we can't guarantee results, we are ready to take-off.


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JUN


PROJECTED SALES

Wild Tonic's vertically integrated operations aim to achieve profitability by 2026 based on projections. Our goal is to maintain efficiency and control over the entire production process, which we believe can help maximize returns for our investors over a 3-4-year period.


Wild Tonic Projected Revenue Growth (2024-2027)
Revenue (in millions)
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
2024
2025
2026
2027
Year

Our comprehensive focus in 2023-24 on reducing COGS, optimizing operational expenses, and refining every facet of production positions us to achieve the revenue goals outlined in our projections. We anticipate revenue to reach **$3MM in 2024, $6MM by 2025, $13MM by 2026, and nearly $21MM by 2027** as Wild Tonic continues to expand retail distribution across the U.S. and internationally. These figures are subject to change depending on market conditions and opportunities to secure and maintain placement with retailers.

While business success is never guaranteed, and timelines for exits cannot always be exactly predicted, **Wild Tonic's distinctive branding, uncompromising quality, and exceptional taste profile set us apart as a leading force in the fast-growing functional beverage, hard kombucha, and mocktail segments**. Our innovative approach to crafting ultra-premium beverages, paired with full control over production, positions Wild Tonic to set a new benchmark for excellence in the industry. The horizon is bright, and Wild Tonic is perfectly poised to seize the opportunities ahead.


A TEAM THAT IS FAMILY

Our greatest asset is the Wild Tonic family—a team united by a shared passion for quality, innovation, and pushing boundaries. Every day, we work tirelessly to bring the magic of Wild Tonic into homes across the country. **At the heart of the company is a culture built on respect, collaboration, and a dash of wild spirit**. Whether in the office or on the production floor, every team member is valued, respected, and empowered to contribute to our shared mission, making Wild Tonic not just a brand, but a community committed to excellence.


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COMMITMENT TO MAKING THE WORLD A BETTER PLACE



With Holly's visionary leadership and a bonus equity-sharing program, Wild Tonic is not just building a company—we're nurturing a community where every team member is valued and motivated to contribute to the company's growth and success. **Holly's deep commitment to social responsibility extends beyond the business.** She has made a profound pledge to support charitable causes, and, in alignment with this vision, plans to establish a Charitable Remainder Unitrust (CRUT). Through this vehicle, Holly plans to donate the majority of her net proceeds from the company's eventual exit to charity upon her passing. This generous endowment underscores her dedication to making a lasting positive impact on society, ensuring that Wild Tonic's success contributes to the greater good and leaves a legacy of philanthropy.


JOIN THE WILD TONIC ADVENTURE:
INVEST IN US!

Join us on an exciting journey! With your investment, you're not just backing a brand—you're fueling a vision of sustainable growth, community empowerment, and unparalleled flavor. At Wild Tonic, we're building a future where gut health and enjoyment go hand in hand. Every sip of our innovative beverages is a testament to our commitment to quality, wellness, and innovation. **Your investment is more than financial support—it's an opportunity to help unleash the wild spirit that drives Wild Tonic to new heights.** Together, we can push boundaries, inspire change, and make a lasting impact. Bee wild, bee the tonic—and let's build something extraordinary, together!

Special thanks to Renick Turley for red rock image and videography!


WILD
uvex
uvex
BWT


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GMC
WE ARE PROFESSIONAL GRADE
VAIL VALLEY FOUNDATION
Arnold the Buzz Bus

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